Form 40-F
period 2002-12-31
EXTENDICARE INC /CAN/
filed 2003-05-21
CIK 1012881

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002	Commission File Number 1-14372

EXTENDICARE INC.
(Exact name of Registrant as specified in this charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	8051 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

3000 Steeles Avenue East
Markham, Ontario, Canada
L3R 9W2
(905) 470-4000
(Address and telephone number of Registrants’ principal executive offices)

Extendicare Health Services, Inc.
111 West Michigan Street
Milwaukee, Wisconsin, U.S.A. 53203-2903
(414) 908-8000
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each className of each exchange on which registered

Subordinate Voting Shares, no par value	New York Stock Exchange The Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities of which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicated by check mark the information filed with this Form:

[X] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report.

The Registrant had 57,107,011 Subordinate Voting Shares
outstanding as at December 31, 2002

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange
Act”).

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [ ]	82-	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13(a) or 15(d) of the
Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

UNDERTAKING

Extendicare Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONTROLS OR PROCEDURES

Evaluation of Disclosure Control and Procedures

Within 90 days of the date of this report, an evaluation was conducted under the supervision and participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a – 14 (c) and 15d-14(c) under the Securities and Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective, as of the date of such evaluation, in timely alerting them to material information relating to us (including our consolidated subsidiaries) required to be included in our periodic SEC filings.

Changes in Internal Controls

No significant changes were made in our internal controls or were there other factors that could significantly affect these controls subsequent to the date we carried out this evaluation.

EXHIBIT INDEX

The following exhibits are filed as part of this report:

Exhibit
Number	Description of Exhibit

99.1	Annual Information Form for Extendicare Inc. dated May 16, 2003, including reconciliation to accounting principles generally accepted in the United States (see Appendix A)
*99.2	Audited Consolidated Financial Statements for Extendicare Inc. for the year ended December 31, 2002
*99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2002.
99.4	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Consent of KPMG LLP
99.6	Schedule II – Valuation and Qualifying Accounts

*	Included in the Form 6-K filed with the Securities and Exchange Commission on April 7, 2003

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EXTENDICARE INC.

May 16, 2003	By: /s/	Mark W. Durishan

	Name:	Mark W. Durishan
	Title:	Vice-President, Finance, and
Chief Financial Officer

CERTIFICATIONS

I, Mel Rhinelander, President and Chief Executive Officer of Extendicare Inc., certify that:

1.	I have reviewed this annual report on Form 40-F of Extendicare Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Mel Rhinelander

Mel Rhinelander
President and Chief Executive Officer

May 16, 2003

I, Mark W. Durishan, Vice President, Finance and Chief Financial Officer of Extendicare Inc., certify that:

1.	I have reviewed this annual report on Form 40-F of Extendicare Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Mark W. Durishan

Mark W. Durishan
Vice President, Finance and Chief Financial Officer

May 16, 2003