Form 40-F
period 2003-12-31
EXTENDICARE INC /CAN/
filed 2004-05-19
CIK 1012881

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003	Commission File Number 1-14372

EXTENDICARE INC.

(Exact name of Registrant as specified in this charter)

Canada	8051	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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

Title of each class Name of each exchange on which registered

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

The Registrant had 56,575,211 Subordinate Voting Shares
outstanding as at December 31, 2003

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

AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
IDENTIFICATION OF AUDIT COMMITTEE
UNDERTAKING
EXHIBIT INDEX
SIGNATURE
EX-99.1
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8

AUDIT COMMITTEE FINANCIAL EXPERT

Information on the Company’s Audit Committee Financial Experts is set forth in the Company’s Management Information and Proxy Circular (dated March 12, 2004) under the heading “Corporate Governance Statement” (page 14), and is included in the Form 6-K filed with the Securities and Exchange Commission on April 9, 2004.

CODE OF ETHICS

Extendicare Inc. has adopted a Business Conduct Policy applicable to its Chief Executive Officer, Chief Financial Officer, Chief Accountant and other persons who perform similar functions within the Company from time to time, whether as a result of a change in title or delegation or transfer of responsibilities. The Business Conduct Policy is posted on the Company’s website at www.extendicare.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information on the Company’s external auditors’ fees and services is set forth in the Company’s Management Information and Proxy Circular (dated March 12, 2004) under the heading “Audit and Non-audit Fees” (page 4), and is included in the Form 6-K filed with the Securities and Exchange Commission on April 9, 2004. The Audit Committee pre-approves all services to be performed for the Company and its subsidiaries by the external auditors.

IDENTIFICATION OF AUDIT COMMITTEE

Information on the Company’s Audit Committee is set forth in the Company’s Management Information and Proxy Circular (dated March 12, 2004) under the heading “Report of the Audit Committee” (page 12), and is included in the Form 6-K filed with the Securities and Exchange Commission on April 9, 2004.

UNDERTAKING

Extendicare Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

EXHIBIT INDEX

The following exhibits are filed as part of this report:

Exhibit
Number	Description of Exhibit
99.1	Annual Information Form for Extendicare Inc. dated May 14, 2004, including reconciliation to accounting principles generally accepted in the United States (see Appendix A)

*99.2	Audited Consolidated Financial Statements for Extendicare Inc. for the year ended December 31, 2003

*99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2003.

99.4	Controls and Procedures

99.5	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of KPMG LLP

99.8	Schedule II – Valuation and Qualifying Accounts

*	Included in the Form 6-K filed with the Securities and Exchange Commission on April 9, 2004.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EXTENDICARE INC.

May 14, 2004	By:	/s/ Mark W. Durishan

	Name:	Mark W. Durishan
	Title:	Vice-President, Finance, and
Chief Financial Officer