Form 40-F
period 2004-12-31
EXTENDICARE INC /CAN/
filed 2005-03-31
CIK 1012881

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File Number 1-14372

EXTENDICARE INC.
(Exact name of Registrant as specified in this charter)

Canada	8051	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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

☑ Annual information form          ☑Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report.

The Registrant had 56,687,086 Subordinate Voting Shares outstanding as at December 31, 2004

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐          82-_____                    No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13(a) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑                    No ☐

PRIOR FILINGS MODIFIED AND SUPERSEDED

Extendicare Inc.’s annual report on Form 40-F for the year ended December 31, 2004, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F. Other than Extendicare Inc.’s Annual Information Form for the year ended December 31, 2004 (the “AIF”) included herein, and Extendicare Inc.’s annual audited consolidated financial statements for the year ended December 31, 2004 and related management’s discussion and analysis of financial condition and results of operations, incorporated by reference herein, no other information from the Exhibits attached hereto is to be incorporated by reference in a registration statement or prospectus filed pursuant to the Securities Act of 1933.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

For Extendicare Inc.’s annual audited consolidated financial statements for the year ended December 31, 2004 (the “Financial Statements”), including management’s responsibility for financial statements and the auditors’ report with respect thereto, see pages 47 to 85 of the Extendicare Inc. 2004 Annual Report to shareholders attached hereto as Exhibit 99.1, which pages are incorporated herein by reference. In addition, see Note 21 of the Notes to the Financial Statements on pages 82 to 84 of the Extendicare Inc. 2004 Annual Report to shareholders, reconciling the significant differences between Canadian and United States generally accepted accounting principles.

For Extendicare Inc.’s management’s discussion and analysis of financial condition and results of operations, see pages 8 to 45 of the Extendicare Inc. 2004 Annual Report to shareholders attached hereto as Exhibit 99.1, which pages are incorporated herein by reference.

CONTROLS OR PROCEDURES

Evaluation of Disclosure Control and Procedures

Extendicare Inc.’s management evaluated, with the participation of its Chief Executive Officer and the Senior Vice President and Chief Financial Officer, the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of 2004. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and the Senior Vice-President and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of 2004 to ensure that material information relating to Extendicare Inc. (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this annual report on Form 40-F was being prepared.

Changes in Internal Controls

There were no changes in Extendicare Inc.’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Extendicare Inc.’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of Extendicare Inc.’s audit committee are financially literate, and one or more members of the audit committee meet the definition of a financial expert. Extendicare Inc.’s Board of Directors has determined that Mr. G. S. Dembroski qualifies as an “audit committee financial expert” and that Mr. Dembroski is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to Extendicare Inc.

The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.

Information on Extendicare Inc.’s Audit Committee is set forth in its Management Information and Proxy Circular (dated March 4, 2005) and is included in the Form 6-K filed with the Securities and Exchange Commission on March 29, 2005.

CODE OF ETHICS

Extendicare Inc. has adopted a Business Conduct Policy. These guidelines have been in place for many years and apply to all directors, officers and employees of Extendicare Inc. and its subsidiaries. The Business Conduct Policy is available on Extendicare Inc.’s website at www.extendicare.com, in the Governance section, and is available in print to any shareholder upon written request to the Corporate Secretary of Extendicare Inc. Amendments to the Business Conduct Policy and waivers, if any, for directors and executive officers will be disclosed on Extendicare Inc.’s website. There were no such waivers granted in fiscal 2004.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information on Extendicare Inc.’s external auditors’ fees and services is set forth in its Management Information and Proxy Circular (dated March 4, 2005) under the heading “Audit Committee Information” (page 14) as included in the Form 6-K filed with the Securities and Exchange Commission on March 29, 2005, and as presented herein.

Fees payable to Extendicare Inc.’s independent external auditor, KPMG llp, are detailed in the following table:

Fee category	Year Ended 2004 (C$)	Year Ended 2003 (C$)

Audit	1,101,000	1,024,000
Audit related	31,000	40,000
Tax planning	55,000	2,000
All other fees	35,000	59,000

Total	1,222,000	1,125,000

The nature of the services provided by KPMG llp under each of the categories indicated in the table is described below.

Audit Fees
Audit fees were for professional services rendered by KPMG llp for the audit of Extendicare Inc.’s annual financial statements and the review of its quarterly financial statements, including separate audits and reviews of its wholly owned subsidiaries, Extendicare Health Services, Inc. (EHSI) and Extendicare (Canada) Inc. (ECI). In addition, services were provided in respect of other regulatory-required auditor attest functions associated with government audit reports for the nursing homes and home health care operations, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

Audit-related Fees
Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements. These services consisted of employee benefit plan and money purchase plan audits.

Tax Planning Fees
Tax fees were for services outside of the audit scope and represented consultations for tax planning and advisory services relating to common forms of domestic and international taxation as well as assistance with various tax audit matters.

All Other Fees
Fees disclosed in the table above under the item “All other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These primarily related to state real estate assessments.

Pre-approval Policies and Procedures
Extendicare Inc.’s Audit Committee has adopted policies and procedures for the pre-approval of services performed by its external auditors, with the objective of maintaining the independence of the external auditors. Extendicare Inc.’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to Extendicare Inc.’s subsidiaries. Extendicare Inc.’s policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of Extendicare Inc.

OFF-BALANCE SHEET ARRANGEMENTS

For a discussion of off-balance sheet arrangements, see the section entitled “Off-Balance Sheet Arrangements” of Extendicare Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in Extendicare Inc.’s AIF), contained in its 2004 Annual Report to shareholders attached hereto as Exhibit 99.1.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For a tabular disclosure and discussion of contractual obligations, see the section entitled “Future Liquidity and Capital Resources” of Extendicare Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in Extendicare Inc.’s AIF), contained in its 2004 Annual Report to shareholders attached hereto as Exhibit 99.1.

IDENTIFICATION OF AUDIT COMMITTEE

Extendicare Inc.’s audit committee is composed of the following directors: J. Thomas MacQuarrie, Q.C. (Chairman), David M. Dunlap, George A. Fierheller, Derek H.L. Buntain, George S. Dembroski and Alvin G. Libin. Information on the Company’s Audit Committee is set forth in the Company’s Management Information and Proxy Circular (dated March 4, 2005) under the headings “Audit Committee Information” and “Report of the Audit Committee” (pages 14 to 16), and is included in the Form 6-K filed with the Securities and Exchange Commission on March 29, 2005.

UNDERTAKING

Extendicare Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information provided by Extendicare Inc. from time to time, including the documents filed as part of this annual report on Form 40-F, contains or may contain forward-looking statements concerning its operations, economic performance and financial matters, including its business strategy. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “Cautionary Notice Regarding Forward-looking Statements” on page 1 of the AIF and to the section entitled “Risks Factors” on pages 31 to 32 of the AIF for a discussion of certain of such factors. Reference is also made to the various risk factors discussed throughout Extendicare Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in Extendicare Inc.’s AIF), contained in Extendicare Inc.’s 2004 Annual Report to shareholders attached hereto as Exhibit 99.1.

EXHIBIT INDEX

The following exhibits are filed as part of this report:

Exhibit
Number	Description of Exhibit
99.1	Annual Information Form for Extendicare Inc. dated March 23, 2005
99.2	Extendicare Inc. 2004 Annual Report
99.3	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Consent of Independent Registered Public Accounting Firm
99.6	Comments by Shareholders’ Auditors for U.S. Readers on Canada – U.S. Reporting Differences
99.7	Schedule II – Valuation and Qualifying Accounts

SIGNATURE

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EXTENDICARE INC.
Date: March 28, 2005	By:	/s/ Richard L. Bertrand
Richard L. Bertrand
Senior Vice-President and Chief Financial Officer