Form 40-F
period 2005-12-31
EXTENDICARE INC /CAN/
filed 2006-03-30
CIK 1012881

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number 1-14372

EXTENDICARE INC.
(Exact name of Registrant as specified in this charter)

Canada	8051	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
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
☑  Annual information form                     ☑  Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report.
The Registrant had 56,018,395 Subordinate Voting Shares
outstanding as at December 31, 2005
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).
If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐                      82- ☐                      No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13(a) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑                      No ☐

PRIOR FILINGS MODIFIED AND SUPERSEDED
Extendicare Inc.’s annual report on Form 40-F for the year ended December 31, 2005, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933, which incorporates by reference such annual report on Form 40-F. Other than Extendicare Inc.’s Annual Information Form for the year ended December 31, 2005 (the “AIF”) included herein, and Extendicare Inc.’s annual audited consolidated financial statements for the year ended December 31, 2005 and related management’s discussion and analysis of financial condition and results of operations, incorporated by reference herein, no other information from the Exhibits attached hereto is to be incorporated by reference in a registration statement or prospectus filed pursuant to the Securities Act of 1933.
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
For Extendicare Inc.’s annual audited consolidated financial statements for the year ended December 31, 2005 (the “Financial Statements”), including management’s responsibility for financial statements and the auditors’ report with respect thereto, see pages 58 to 113 of the Extendicare Inc. 2005 Annual Report to shareholders attached hereto as Exhibit 99.1, which pages are incorporated herein by reference. In addition, see Note 23 of the Notes to the Financial Statements on pages 107 to 113 of the Extendicare Inc. 2005 Annual Report to shareholders, reconciling the significant differences between Canadian and United States generally accepted accounting principles.
Comments by Shareholders’ Auditors for U.S. Readers on Canada — U.S. Reporting Differences dated February 22, 2006 is included as exhibit 99.6 to this annual report.
For Extendicare Inc.’s management’s discussion and analysis of financial condition and results of operations, see pages 6 to 56 of the Extendicare Inc. 2005 Annual Report to shareholders attached hereto as Exhibit 99.1, which pages are incorporated herein by reference.
CONTROLS OR PROCEDURES
Evaluation of Disclosure Control and Procedures
Extendicare Inc.’s management evaluated, with the participation of its Chief Executive Officer, and the Senior Vice President and Chief Financial Officer, the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a — 15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of 2005. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer, and the Senior Vice-President and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of 2005, to ensure that material information relating to Extendicare Inc. (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this annual report on Form 40-F was being prepared.
Changes in Internal Controls
There were no changes in Extendicare Inc.’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Extendicare Inc.’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT
All of the members of Extendicare Inc.’s audit committee are financially literate, and one or more members of the audit committee meet the definition of a financial expert. Extendicare Inc.’s Board of Directors has determined that Messrs. Buntain and MacQuarrie and Ms. Ng, each qualify as an “audit committee financial expert” and that each is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to Extendicare Inc.
The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.
Information on Extendicare Inc.’s Audit Committee is set forth in its Management Information and Proxy Circular (dated March 3, 2006) and is included in the Form 6-K filed with the Securities and Exchange Commission on March 29, 2006.
CODE OF ETHICS
Extendicare Inc. has adopted a Business Conduct Policy. These guidelines have been in place for many years and apply to all directors, officers and employees of Extendicare Inc. and its subsidiaries. The Business Conduct Policy is included in the Form 6-K filed with the Securities and Exchange Commission on March 29, 2006. In addition, it is available on Extendicare Inc.’s website at www.extendicare.com, in the Governance section, and is available in print without charge to any shareholder upon written request to the Corporate Secretary of Extendicare Inc. Amendments to the Business Conduct Policy and waivers, if any, for directors and executive officers will be disclosed on Extendicare Inc.’s website. There were no such waivers granted in fiscal 2005.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Information on Extendicare Inc.’s external auditors’ fees and services is set forth in its Management Information and Proxy Circular (dated March 3, 2006) under the heading “Audit Committee Information” (page 19) as included in the Form 6-K filed with the Securities and Exchange Commission on March 29, 2006, and as presented herein.
Fees payable to Extendicare Inc.’s independent external auditor, KPMG llp, are detailed in the following table:

Fee category	Year Ended 2005 (C$)	Year Ended 2004 (C$)
Audit	1,561,000	1,101,000
Audit related	130,000	31,000
Tax planning	34,000	55,000
All other fees	—	35,000

Total	1,725,000	1,222,000

The nature of the services provided by KPMG llp under each of the categories indicated in the table is described below.
Audit Fees
Audit fees were for professional services rendered by KPMG llp for the audit of Extendicare Inc.’s annual financial statements and the review of its quarterly financial statements, including separate audits and reviews of its wholly owned subsidiary, Extendicare Health Services, Inc. (EHSI). In addition, services were provided in respect of other regulatory-required auditor attest functions associated with government audit reports for the nursing homes and home health care operations, registration statements, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

Audit-related Fees
Audit-related fees consisted of employee benefit plan and money purchase plan audits and review of documentation of internal controls over financial reporting.
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
Pre-approval Policies and Procedures
Extendicare Inc.’s Audit Committee has adopted policies and procedures for the pre-approval of services performed by its external auditors, with the objective of maintaining the independence of the external auditors. Extendicare Inc.’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to Extendicare Inc.’s subsidiaries. The Audit Committee pre-approved all such fees and services in 2005 in accordance with the policy. Extendicare Inc.’s policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of Extendicare Inc.
OFF-BALANCE SHEET ARRANGEMENTS
For a discussion of off-balance sheet arrangements, see the section entitled “Off-Balance Sheet Arrangements” of Extendicare Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in Extendicare Inc.’s AIF), contained in its 2005 Annual Report to shareholders attached hereto as Exhibit 99.1.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For a tabular disclosure and discussion of contractual obligations, see the section entitled “Future Liquidity and Capital Resources” of Extendicare Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in Extendicare Inc.’s AIF), contained in its 2005 Annual Report to shareholders attached hereto as Exhibit 99.1.
IDENTIFICATION OF AUDIT COMMITTEE
Extendicare Inc.’s audit committee is composed of the following directors: J. Thomas MacQuarrie, Q.C. (Chairman), David M. Dunlap, George A. Fierheller, Derek H.L. Buntain, Alvin G. Libin and Malen S. Ng. Information on the Company’s Audit Committee is set forth in the Company’s Management Information and Proxy Circular (dated March 3, 2006) under the headings “Audit Committee Information” and “Report of the Audit Committee” (pages 19 to 21), and is included in the Form 6-K filed with the Securities and Exchange Commission on March 29, 2006.
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

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Information provided by Extendicare Inc. from time to time, including the documents filed as part of this annual report on Form 40-F, contains or may contain forward-looking statements concerning its operations, economic performance and financial matters, including its business strategy. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “Cautionary Notice Regarding Forward-looking Statements” on page 1 of the AIF and to the section entitled “Risks Factors” on pages 37 to 39 of the AIF for a discussion of certain of such factors. Reference is also made to the various risk factors discussed throughout Extendicare Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in Extendicare Inc.’s AIF), contained in Extendicare Inc.’s 2005 Annual Report to shareholders attached hereto as Exhibit 99.1.
EXHIBIT INDEX
The following exhibits are filed as part of this report:

Exhibit
Number	Description of Exhibit
99.1	Annual Information Form for Extendicare Inc. dated March 23, 2006
99.2	Extendicare Inc. 2005 Annual Report
99.3	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Consent of Independent Registered Public Accounting Firm
99.6	Comments by Shareholders' Auditors for U.S. Readers on Canada -- U.S. Reporting Differences
99.7	Schedule II -- Valuation and Qualifying Accounts

SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EXTENDICARE INC.
Date: March 28, 2006	By:	/s/ Richard L. Bertrand
Richard L. Bertrand
Senior Vice-President and Chief Financial Officer